Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	Year Ended December 31,					Quarter Ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings:
Pre-tax income from continuing operations	$5,674	$5,854	$8,381	$10,796	$12,326	$3,545
Add:
Fixed charges	56	108	109	103	185	81

Pre-tax income from continuing operations plus fixed charges	$5,730	$5,962	$8,490	$10,899	$12,511	$3,626

Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$1	$3	$1	$5	$58	$20
Estimated interest component included in rent expense	55	105	108	98	127	61

Total fixed charges	$56	$108	$109	$103	$185	$81

Ratio of earnings to fixed charges	103	55	78	106	68	45